Exhibit 2.4

EXECUTION VERSION

CERTAIN CONFIDENTIAL INFORMATION (MARKED BY BRACKETS AS “[***]”) HAS BEEN
EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS
THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

THIRD AMENDMENT TO

ASSET PURCHASE AGREEMENT

THIS THIRD AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into effective as of March 19, 2026, by and between Vireo Health of Rocky Mountain, LLC, a Delaware limited liability company (“Buyer”), and Chicago Atlantic Admin, LLC, a Delaware limited liability company (the “Collateral Agent”). Each of Buyer and the Collateral Agent are referred to herein as a “Party” and collectively as the “Parties”.

BACKGROUND

Reference is made to that certain Asset Purchase Agreement, dated as of November 13, 2025 (as amended from time to time, including pursuant to that First Amendment to Asset Purchase Agreement dated January 29, 2026, the “Agreement”), by and among (a) Buyer, (b) the Collateral Agent, solely in its capacity as the collateral agent under that certain Senior Notes Indenture and related Senior Notes Documents, (c) Medicine Man Technologies, Inc., a Nevada corporation (the “Company”), and (d) the Company’s Subsidiaries listed on Schedule I and Schedule II of the Purchase Agreement (collectively with the Company, the “Company Entities”). The Parties desire to amend the Agreement as set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

AGREEMENT

For good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendments to Agreement.

(a)            Section 1.1 of the Agreement is hereby amended by adding the below definition in the appropriate alphabetical order as follows:

““Licensed Premises Property” has the meaning ascribed to such term in Section 2.2(d).””

(b)           Section 2.2(d) of the Agreement is hereby deleted in its entirety and replaced as follows:

“Assignment of Regulated Assets, Contracts and Rights. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to assign or transfer (including title) any (i) Contract, (ii) any Seller License, or (iii) any Material Lease to which any such Seller License applies, or any other property or asset located on the premises to which any such Seller License applies and which such assignment or transfer would be restricted by Law unless the corresponding Seller License for such location was transferred or otherwise in effect in the name of Buyer or any of its Subsidiaries (items under this clause (iii) collectively, the “Licensed Premises Property”), if an attempted assignment or transfer thereof, without consent or other approval of a third party or Governmental Authority thereto, would constitute a breach or other contravention thereof or applicable Law or in any way adversely affect the rights of the Buyer or the applicable Company Seller thereunder. In the event that the Closing proceeds without the assignment or transfer of such Contract, Seller License, or Licensed Premises Property, then (i) such asset shall be regarded as an Acquired Asset for purposes of determining the Purchase Price, and (ii) following the Closing, the applicable Company Seller shall use commercially reasonable efforts to obtain the consent or other approval of the other parties or Governmental Authorities to any such Contract, Seller License, or Licensed Premises Property for the assignment or transfer thereof to the Buyer or its applicable Subsidiary, but in no event shall any Party or any of their respective Affiliates be required to pay any consideration, incur any Liabilities, commence or become involved in any litigation or offer or grant any accommodation (financial or otherwise) to any other Person in connection with such efforts to obtain such consent or approval. Unless and until such consent or approval is obtained, or if an attempted assignment or transfer thereof would be ineffective or would adversely affect the rights of the Buyer or the applicable Company Seller thereunder so that the Buyer or its Subsidiary would not in fact receive all rights under such Contract, Seller License, or Licensed Premises Property, the applicable Company Seller and the Buyer will cooperate in an arrangement to the extent not prohibited by Law under which the Buyer or its Subsidiary would obtain the benefits and assume the obligations thereunder to the extent they are Assumed Liabilities in accordance with this Agreement, including subcontracting, sublicensing or leasing to the Buyer or its Subsidiary (if possible), or under which the applicable Company Seller would enforce, for the benefit of the Buyer or its Subsidiary, any and all rights of such Company Seller against a third party thereto. The applicable Company Seller will promptly pay to the Buyer or its Subsidiary when received all monies received by such Company Seller under any such Contracts, Seller Licenses, or Licensed Premises Property, and the Buyer or its Subsidiary shall pay, defend, discharge and perform all Liabilities to the extent they are Assumed Liabilities under such Contracts, Seller Licenses, or Licensed Premises Property. Notwithstanding anything to the contrary in this Section 2.2(d), (i) nothing in this Section 2.2(d) shall limit the assignment or transfer of any Contract, Seller License, or Licensed Premises Property for which the failure to obtain a third party or Governmental Authority consent or approval would not constitute a breach or other contravention of such Contract, Seller License, or Licensed Premises Property or applicable Law or in any way adversely affect the rights of the Buyer, its Subsidiary or the applicable Company Seller thereunder, and (ii) from and after the Closing and until such time as any Contract, Seller License, or Licensed Premises Property is assigned or transferred to Buyer or its applicable Subsidiary in accordance with applicable Law, the applicable Company Seller may continue to operate the Business in the Ordinary Course of Business and in compliance with Applicable Law, including pursuant to such Seller License and with respect to such Licensed Premises Property, for the benefit of Buyer and its Subsidiaries and subject to the terms of this Agreement, and, for the avoidance of doubt, such continued operation shall not be deemed to limit the effectiveness of the Sale Transaction or the treatment of such assets as Acquired Assets for purposes of this Agreement.

(c)            Annex A to the Agreement is hereby amended by adding a sentence to the end of subsection (f) thereof as follows:

“[***].”

(d)            Exhibit 2 to Annex A to the Agreement is hereby amended by adding “[***]” to the end of the list of Domain Names set forth therein.

(e)            Annex B to the Agreement is hereby amended by adding a new subsection (g) at the end thereof as follows:

(g)           The Permits described in Schedule 3.14 of the Disclosure Schedules with State License No. [***].

2.     Miscellaneous. Except as expressly modified by this Amendment, the Agreement (as amended) shall remain unmodified and in full force and effect. The terms of Article 9 of the Agreement shall apply to this Amendment, as applicable, as if fully set forth herein.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed effective as of the day and year first set forth above.

BUYER:

VIREO HEALTH OF ROCKY MOUNTAIN, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Chief Executive Officer

COLLATERAL AGENT:

CHICAGO ATLANTIC ADMIN, LLC

By:	/s/ Peter Sack
Name:	Peter Sack
Title:	Authorized Person

[Signature Page to Third Amendment to Asset Purchase Agreement]